UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
JAVELIN PHARMACEUTICALS, INC.
(Name of Subject Company)
JAVELIN PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
471894105
(CUSIP Number of Class of Securities)
Martin J. Driscoll
Chief Executive Officer
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Paul M. Kinsella, Esq.
Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
Ex-(a)(15)

Purpose of the Amendment
     This Amendment No. 2 (“Amendment No. 2”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on April 22, 2010 and as amended by Amendment No. 1 filed with the SEC on May 11, 2010 (the “Schedule 14D-9”) by Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Javelin”). The Schedule 14D-9 and this Amendment No. 2 relate to the tender offer by Discus Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (“Hospira”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), at a purchase price of $2.20 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Hospira and Offeror with the SEC on April 21, 2010. The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(2) and (a)(3), respectively, to the Schedule 14D-9.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 17, 2010, by and among Hospira, Offeror and the Company, pursuant to which, following the satisfaction or waiver of certain conditions and the consummation of the Merger, Offeror will be merged with and into the Company and the Company, as the surviving corporation, will be a wholly-owned subsidiary of Hospira.
     Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding Item 8(h) and Item 8(i) as follows:
“(h) Unilateral Extension of Offering Period.
     On May 19, 2010, Hospira issued a press release announcing that Offeror is extending the Offer to purchase all of the outstanding Shares. Hospira has delivered to Javelin a notice (attached hereto as Exhibit (a)(14)) indicating that the offering period will be extended to 12:00 midnight, New York City time, on June 2, 2010. Hospira has asserted that the extension of the offering period is permissible under the Merger Agreement on the basis that certain of the conditions to Offeror’s obligation to accept and pay for shares tendered through May 18, 2010, which represent 78.82% of the Shares outstanding, were not fully satisfied prior to the expiration of the initial offering period of the Offer. Javelin believes that, in asserting the failure to satisfy in full any such conditions, Hospira is purporting to rely on information regarding a supply chain issue in the United Kingdom described below.
     Javelin was notified on May 14, 2010 by a licensee of commercial rights to Dyloject in the European Union that an issue has arisen in the UK Dyloject supply chain. Javelin notified Hospira of this matter promptly after being informed. Javelin is not aware of any issue in its supply chain for Dyloject in the United States.
     On May 19, 2010, Javelin issued a press release indicating that Javelin disagrees with Hospira’s position under the Merger Agreement that the conditions to the Offer have not been fully satisfied and believes that all of the conditions of the Offer have been satisfied. Javelin continues to honor its obligations under the terms of the Merger Agreement.
     The full text of the press releases issued by Hospira and Javelin are attached hereto as Exhibit (a)(13) and Exhibit (a)(15), respectively, and are incorporated herein by reference.

(i) Recent Developments.
     On January 5, 2010, the Company was served with a complaint (the “Complaint”) naming the Company, certain of the Company’s directors, MPI, and MPI Merger Sub, Inc. as defendants in a purported class action lawsuit, Schnipper v. Watson, No. 09-5439 (Mass. Super. Ct. filed Dec. 23, 2009). The Complaint alleged various breaches of fiduciary duty in connection with the MPI Merger Agreement. Two other complaints, Parrish v. Watson, No. 10-0029 (Mass. Super. Ct. filed Jan. 5, 2010) and Andrews v. Driscoll, No. 10-0049 (Mass. Super. Ct. filed Jan. 6, 2010), making substantially similar allegations, were filed against the Company and certain of the other defendants identified above following the filing of the Complaint. These actions were consolidated into a single action (the “Consolidated Action”). On April 1, 2010, the Court denied plaintiffs’ motion seeking expedited discovery in the Consolidated Action. The Company and the Company’s directors served plaintiffs’ counsel with a motion to dismiss the Consolidated Action pursuant to Massachusetts Superior Court Rule 9A.
     Prior to the due date for the plaintiffs’ response to the motion to dismiss, the Company announced that it had received a binding offer from Hospira and Offeror to enter into the Merger Agreement, a loan and security agreement and intellectual property security agreements whereby Offeror would, subject to certain conditions, commence an all cash tender offer to acquire all of the outstanding shares of the Company at a per share price of $2.20. At the same time, the Company announced that Hospira’s binding offer constituted a “company superior proposal” under the MPI Merger Agreement and that the Company had sent MPI a notice of intent to terminate the MPI Merger Agreement.
     After Hospira, Offeror and the Company had entered into the Merger Agreement, on May 3, 2010, the plaintiffs moved for leave to amend further the complaint in the Consolidated Action in order to bring additional claims relating to the proposed Merger (the “Proposed Amended Complaint”). On May 5, 2010, the plaintiffs also moved for preliminary injunction of the Merger and seeking expedited discovery pursuant to its claims relating to the Merger. The Company opposed both motions. After a hearing on both motions on May 17, 2010, the Court allowed the plaintiffs’ motion for leave to file the Proposed Amended Complaint and denied the plaintiffs’ motion for preliminary injunction of the Merger and seeking expedited discovery pursuant to its claims relating to the Merger. While the Company is unable to predict the final outcome of the Consolidated Action, the Company believes that the allegations in the Proposed Amended Complaint are without merit and intends to continue to vigorously defend against the Consolidated Action.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(13)	Press Release issued by Hospira, Inc. on May 19, 2010 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 2 to the Schedule TO).

(a)(14)	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on May 19, 2010 (incorporated by reference to Exhibit (d)(4) to Amendment No. 2 to the Schedule TO).

(a)(15)	Press Release issued by Javelin Pharmaceuticals, Inc. on May 19, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2010	JAVELIN PHARMACEUTICALS, INC.
	By:	/s/ Martin J. Driscoll
Martin J. Driscoll
Chief Executive Officer